May 12, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Letter May 2, 2014

Form S-1

Filed April 4, 2014

File No. 333-195060

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 2, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1 on April 4, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY RESPONSE

While we do retain subscription agreements for the purchase of shares in Toshoan Holdings, Inc., pursuant to Regulation S we were not required to and did not provide investors with a private placement memorandum or any similar documents. All shareholders who purchased shares are Japanese citizens. There are no other written communications or research reports.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations, and no assets. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. We may have further comment upon reviewing your response.

COMPANY RESPONSE

Following our form 8-K filed on December 19, 2013 we received the same question and have already answered it, and also provided our analysis as to why we are not a shell company. We also received a letter that there were no outstanding comments in regards to that filing.

3. Please revise your registration statement to ensure consistency throughout your filing regarding the market on which you will attempt to have your securities quoted. In this regard, we note that you make references to both the OTCBB and the OTC Marketplace. If you plan to attempt to have your securities quoted on the OTC Marketplace, please disclose the tier on which you plan to seek to have your securities quoted by disclosing whether you will seek to have your securities quoted on the OTCQX, OTCQB, or OTC Pink tier. We may have further comment upon reviewing your response.

COMPANY RESPONSE

We will attempt to have our shares quoted on the OTCBB operated by FINRA (Financial Industry Regulatory Authority) and OTCQB operated by the OTC Markets Group, Inc. This has now been reflected throughout the registration statement on page 3, 13, 15, 18, 21.

4. Please tell us how you plan to market your offering in the United States and comply with applicable federal securities laws, such as, for example, prospectus delivery requirements.

COMPANY RESPONSE

We do not have a defined marketing plan at this time however, in the event that we develop a marketing plan we will comply with all Federal Securities Laws, including but not limited to prospectus delivery requirements.

5. We note that 707 of your shareholders are offering for resale shares they received on December 11, 2013 pursuant to a share exchange agreement with Mr. Hajime Abe. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that the shares being registered for resale by your selling shareholders is a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering. Alternatively, please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comment upon reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

COMPANY RESPONSE

The secondary offering described throughout the Registration Statement in regard to the resale offering is in our opinion not a primary offering. The selling shareholder’s (with the exception of Mr. Hajime Abe) have already purchased shares previously, and would be the beneficiary of any proceeds that were resold subsequent to effectiveness of this Registration Statement. The company would not be receiving any of these proceeds.

While we do acknowledge that the beneficiary of the proceeds is not enough to fully support such an argument such as the one we put forth that the selling shareholder’s are part of a resale offering not a primary offering, we do further add that the selling shareholders are in no way in the business of underwriting securities, are in no way related to Mr. Abe, and had purchased their shares in a prior offering that already took place overseas pursuant to a Regulation S Offering. These shareholder’s who bought shares in Toshoan Holdings bought these shares for investment purposes. They did not purchase these shares with the view towards distribution, and did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares they each purchased. More so the shareholders who bought shares in Toshoan Holdings had no prior relationship with the Company before acquiring shares. Additionally, there is no evidence that a distribution would occur even if the Registration Statement is declared effective. The Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of this Registration Statement in respect to the Selling Stockholders.

Once again we also request it be noted that shareholder’s are acting on their own behalf. The Stockholder’s have borne, and continue to bear, the full economic risk of their shares in the Company. The totality of the facts and circumstances surrounding the Offering demonstrates that the Stockholders are not acting as a conduit in a distribution  to the public. Rather each shareholder is acting for their own separate accounts as investors in the Company. The Company believes that all the previously mentioned factors weigh in favor of the conclusion that the Offering is a valid secondary offering.

Prospectus Cover Page

6. We note your statement that “all of the shares being registered for sale by the Company will be sold at a fixed price of $1.00 per share for the duration of the Offering unless your shares are quoted on the Over The Counter Marketplace (‘OTC’) which at such time shares may be sold at prevailing market prices or at privately negotiated prices by the selling shareholders.” It does not appear that you are eligible to conduct a primary at-the-market offering. Accordingly, please revise throughout your prospectus to state clearly that the shares offered by the company will be sold at a fixed price of $1.00 per share for the duration of the offering. Please also revise throughout the prospectus to more clearly differentiate between the primary offering and the shares that you are registering for resale. Please refer to Rule 415(a)(4) and Rule 415(a)(1)(x) under the Securities Act of 1933, as amended.

COMPANY RESPONSE

On the Prospectus Cover Page the above has been clarified so that it now reads: “All of the shares being registered for sale by the Company will be sold at a fixed price of $1.00 per share for the duration of the Offering. If at any times our shares are quoted on the Over The Counter Marketplace “OTC” shareholders may sell their own shares at prevailing market prices or at privately negotiated prices.”

7. Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern and that, if applicable, you are a shell company.

COMPANY RESPONSE

The following disclosure has been added to the Prospectus Cover Page: “In their audit report dated March 5, 2014, our auditors have expressed substantial doubt as to our ability to continue as a going concern.” Since we are not a shell company status as a shell company was not added.

8. Please disclose the net proceeds that you may receive from the primary offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. Please refer to Item 501(b)(3) of Regulation S-K. Please also state that there is no guarantee that you will sell any of the securities being offered.

COMPANY RESPONSE

All of the above has been added onto page 3.

Prospectus Summary

9. We note your statement on page 5 that the offering can be “extended by your Board of Directors for an additional 90 days.” Please indicate how you will notify investors of any such extension.

COMPANY RESPONSE

We will notify investors by filing an information statement that will be available for public viewing on the SEC Edgar Database. This has been added to page 5.

10. We note your statement that you have generated only “little revenue to date.” Please disclose here and in the Business section the fact that the revenue that you have received is from a related party, and that the product that you have sold, you purchased from a related party, as you disclose on pages 27 and F-9.

COMPANY RESPONSE

The previous has been disclosed on page 4 and in the business section on page 17.

11. We note the chart on page 6 and the fact that the number of shares outstanding after the offering is listed as 72,000,000 for each offering scenario that you disclose in the chart. Please revise, as it appears that the number of shares outstanding following the offering would differ depending on whether you sell 25%, 50%, or 75% of the shares being offered.

COMPANY RESPONSE

The chart has been revised on page 6.

Use of Proceeds, page 6

12. Please revise your registration statement to ensure consistency throughout the filing. In this regard, we note your statement that “you do not have any specific uses of the net proceeds planned.” However, in the last paragraph on page 4 you state the intended use of proceeds from the offer.

COMPANY RESPONSE

“Use of proceeds” on page 6 has been amended appropriately to describe the use of proceeds.

Management’s Discussion and Analysis, page 7

13. We note your statement in the third full paragraph of this section that Mr. Abe has “informally” agreed to advance funds for offering costs, filing fees, and professional fees. Please revise to clarify that there is no guarantee that Mr. Abe will loan you any such funds, and indicate whether there is a maximum amount of funds that Mr. Abe has informally agreed to loan to you.

COMPANY RESPONSE

We have indicated there is no maximum amount of funds that Mr. Abe has informally agreed to loan to the company. Additionally, we added there is no guarantee that these funds will ever be loaned.

14. Please include in this section a discussion of your financial condition, changes in financial condition, and results of operations for the fiscal year ended January 31, 2013 as Hajime Abe Toshoan Holdings, Inc. May 2, 2014 Page 4 compared to the fiscal year ended January 31, 2014. Please refer to Item 303(a) of Regulation S-K.

COMPANY RESPONSE

The previously mentioned discussion of financial condition has been added to this section.

Risk Factors, page 8

15. Many of the risks disclosed in this section are repetitive or otherwise overlap. Please revise this section to reduce the redundancy in the risk factors that you discuss.

COMPANY RESPONSE

We have reduced the redundant risk factors by removing the following:

We are an early stage company with an unproven business strategy and may never be able to fully implement our business plan or achieve profitability.

We are at an early stage of development of our operations as a company. We have only recently began to operate trading activities, and have only generated small quantities of revenue from such operations. A commitment of substantial resources to conduct time-consuming research in many respects will be required if we are to complete the development of our company into one that is more profitable. There can be no assurance that we will be able to fully implement our business plan at reasonable costs or successfully operate. We expect it will take several years to implement our business plan fully, if at all.

Our limited operating history makes it difficult for us to accurately forecast net sales and appropriately plan our expenses.

We have a limited operating history in the trading industry. As a result, it is difficult to accurately forecast our net sales and plan our operating expenses. We base our current and future expense levels on our operating forecasts and estimates of future net sales. Net sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Some of our expenses are fixed, and, as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. This inability could cause our net income in a given quarter to be lower than expected.

Our future success is dependent, in part, on the performance and continued service of Hajime Abe, our President and CEO, page 10

16. Please revise your disclosure to ensure consistency throughout the registration statement. In this regard, we note your disclosure that “you are presently dependent to a great extent upon the experience, abilities and continued service of Hajime Abe.” However, your disclosure on page 13 states that “your officers and directors ultimate lack of experience in your industry” could cause you “irreparable harm.”

COMPANY RESPONSE

The previous inconsistency has been amended. The phrase “in our industry” has been deleted from the risk factor “Our officers and Directors lack experience...“ on page 13. Additionally, the following risk factor has been deleted since Mr. Abe does have experience in the trade business.

Our current officers and directors do not have experience in the trade business.

Although management has extensive business experience, they do not have extensive experience in the trade business. Therefore, without industry-specific experience, their business experience may not be enough to effectively start-up and maintain a global trading company. As a result, the implementation of our business plan may be delayed, or eventually, unsuccessful.

Because our current President has other business interests, page 10

17. Please discuss in this risk factor and throughout the prospectus whether Mr. Abe has other business interests that may compete with your interests. In this regard, we note that Mr. Abe owns other entities that appear to conduct similar businesses and operate in the same industry as the one in which you plan to compete.

COMPANY RESPONSE

While Mr. Abe owns two other entities, they are not in the same industry as Toshoan Holdings, Inc. Tsukiji’s business is solely dedicated to the catch of tuna and sale to wholesalers at port. This entity does not transport tuna anywhere further than the port it returns to following each catch of tuna. Additionally, Toshoan Restaurant sells food to customer’s who dine in. Toshoan Restaurant does not not redistribute food products. The following has been added to page 10: The other business interests which Hajime Abe conducts and operates are not in the same industry and will never compete with the Company.

Description of Business, page 16

Quantity and Price, page 17

18. Please disclose the basis for the chart included in this section, and your statement that “TOA Fishery estimates a gross profit per month of JPY 24,000,000 or USD $237,624.” We may have further comment upon reviewing your response.

COMPANY RESPONSE

The basis of the chart is solely to display the potential gross profit of TOA Fishery if they purchased “X” quantity of tuna from Tsukiji and resold it to wholesalers. The chart has been amended to reflect the most current figures and the purpose of the chart has been added to this section.

Directors, Executive Officers and Corporate Governance, page 24

19. Please disclose the principal business of the entities with which Mr. Abe has previously been or is currently engaged. Please refer to Item 401(e) of Regulation S-K. Please also ensure that each of Mr. Abe’s previous business activities are disclosed in this section. In this regard, we note your disclosure on page 27 regarding Mr. Abe’s ownership of Toshoan Restaurant and Tsukiji Toa Suisan Co., Ltd.

COMPANY RESPONSE

The following was added to page 24: On October 10, 2013, he (Mr. Abe) incorporated Tsukiji TOA Suisan Co., Ltd., a Japanese Corporation. On October 10, 2013, he became the owner of Toshoan Restaurant. Tsukiji is a Japanese company that catches tuna in the Pacific Ocean and sells them to wholesale distributors. Toshoan Restaurant is a restaurant located in Japan that serves customers a variety of fish products, tuna, and other items.

Certain Relationships and Related Transactions, page 27

20. Please briefly describe the restrictions on the shares of common stock issued to Hajime Abe as director’s compensation. In this regard, we note that many of the shares of restricted common stock were sold by Mr. Abe in December 2013.

COMPANY RESPONSE

The following has been added to Page 27: “The restricted stock that was issued to Mr. Abe held several restrictions for resale. It could not be sold to any U.S. persons and any selling efforts of that stock could not be directed in the U.S. Despite these restrictions however, the exemption from registration afforded by Section 4(2) and/or Regulation S of the Securities Act of 1933, as amended ("Regulation S") allowed Mr. Abe to sell shares to Japanese citizens in the country of Japan.”

Financial Statements, page F-2

Note 1 – Organization and Description of Business, page F-8

21. We note your disclosure that Mr. Abe entered into stock purchase agreements with approximately 707 Japanese shareholders and pursuant to such purchase agreements sold 66,148,000 shares of common stock. Please disclose the consideration received by Mr. Abe for such sales.

COMPANY RESPONSE

The consideration has been added to note 1.

Note 4 – Stockholder’s Equity, page F-9

22. Please update this section to include the issuance of shares on December 13, 2013, as described in Note 1 on page F-8.

COMPANY RESPONSE

The section has been updated.

Signatures, page 31

23. Your registration statement should be signed by the company, your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. In this regard, there should be separate signature blocks for the company and each of the required persons. Please revise your signatures so that they are consistent with the requirements of Form S-1. Please refer to the signature page of Form S-1 and the related instructions.

COMPANY RESPONSE

We have amended the signatures appropriately.

Exhibit 5.1 Opinion of Adam S. Tracy

24. Please refer to the third sentence of the first paragraph and the first sentence in the fourth paragraph of the opinion. It is inappropriate for counsel to exclude or “carve out” the law of the relevant jurisdiction or indicate that he or she is not qualified to opine on the law of the relevant jurisdiction. Please have counsel revise the opinion accordingly. Please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

COMPANY RESPONSE

The Company has requested from Mr. Adam Tracy a copy of the amended opinion letter. It will be included in the next amendment to the Registration Statement.

25. Please have counsel revise the opinion to state the number of shares being registered for resale by the selling stockholders. In this regard, we note that the second sentence of the first paragraph only references the shares to be sold by the company.

COMPANY RESPONSE

The Company has requested from Mr. Adam Tracy a copy of the amended opinion letter. It will be included in the next amendment to the Registration Statement.

26. Please have counsel revise the third paragraph of the opinion to include the shares being registered for resale by the selling stockholders and state that resale shares “are” – and not “will be” – legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

COMPANY RESPONSE

The Company has requested from Mr. Adam Tracy a copy of the amended opinion letter. It will be included in the next amendment to the Registration Statement.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date:May 12, 2014

/s/ Hajime Abe

President & CEO